Exhibit (a)(1)(D)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
RECEPTOS, INC.
at
$232.00 Net Per Share
by
STRIX CORPORATION
a wholly-owned subsidiary
of
CELGENE CORPORATION
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, AUGUST 24, 2015, UNLESS THE OFFER IS EXTENDED.
July 28, 2015
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
Strix Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Receptos, Inc., a Delaware corporation (“Receptos”), other than any Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Celgene, Purchaser, Receptos or any of their wholly-owned subsidiaries, at a purchase price of  $232.00 per Share, in cash, net to seller, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the offer to purchase, dated July 28, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”).
Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.
Enclosed herewith for your information and forwarding to your clients are copies of the following documents:
1.
The Offer to Purchase dated July 28, 2015.

2.
The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.
The notice of guaranteed delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the Offer.

4.
A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.
The letter to stockholders of Receptos from Faheem Hasnain, Chief Executive Officer of Receptos, accompanied by Receptos’ Solicitation/Recommendation Statement on Schedule 14D-9.

6.
Guidelines for Certification of Taxpayer Identification Number on Form W-9 providing information relating to federal income tax backup withholding.

7.
Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, AUGUST 24, 2015, UNLESS THE OFFER IS EXTENDED.
The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 14, 2015 (as it may be amended or supplemented from time to time, the “Merger Agreement”) by and among Receptos, Celgene and Purchaser. The Merger Agreement provides, among other things, that after the completion of the Offer and subject to specified conditions, Purchaser will merge with and into Receptos (the “Merger”), with Receptos continuing as the surviving corporation and a wholly-owned subsidiary of Celgene.
The Receptos board of directors has unanimously (i) determined that it is in the best interests of Receptos and its stockholders to enter into, and approved and declared advisable, the Merger Agreement, (ii) approved the execution and delivery by Receptos of the Merger Agreement, the performance by Receptos of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The Offer is conditioned upon, among other things:
•
there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with any Shares then owned by Purchaser (if any), would represent at least a majority of the issued and outstanding Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such shares are actually received in accordance with the terms of the Offer);

•
the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

•
the absence of any law or order, judgment, conciliation agreement, award, decision, decree, injunction, ruling, writ or assessment of any governmental authority that has the effect of making illegal or restricting, prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Celgene or Purchaser or the Merger.

Other conditions of the Offer are described in the Offer to Purchase. See Section 13 “Conditions of the Offer” of the Offer to Purchase. See also Section 15 “Certain Legal Matters” of the Offer to Purchase. Consummation of the Offer is not conditioned on Purchaser or Celgene obtaining financing.
Neither Celgene nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than Morrow & Co., LLC (the “Information Agent”), J.P. Morgan Securities LLC (the “Dealer Manager”) and the Depositary as described in the Offer to Purchase, the fees and commissions of which will be paid by Celgene) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Celgene or Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.
If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.
Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to the Information Agent.
Very truly yours,
Celgene Corporation
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF CELGENE, PURCHASER, THE INFORMATION AGENT, THE DEALER MANAGER OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.